Exhibit 2

SRB Greenway Opportunity Fund, (QP), L.P.
SRB Greenway Opportunity Fund, L.P.
300 Crescent Court
Suite 1111
Dallas, Texas 75201

February 26, 2010

VIA FEDERAL EXPRESS AND EMAIL

Richard C. Christopher
Vice President of Finance and Chief Financial Officer
DUSA Pharmaceuticals, Inc.
25 Upton Drive
Wilmington, MA 01887

Nanette W. Mantell, Esq.
Secretary of DUSA Pharmaceuticals, Inc.
c/o Reed Smith LLP
Princeton Forrestal Village
136 Main Street
Suite 250
Princeton, NJ 08543

To the Chief Financial Officer and the Secretary of DUSA Pharmaceuticals, Inc.:

This letter is being sent by SRB Greenway Opportunity Fund, (QP), L.P. and SRB Greenway Opportunity Fund, L.P. (collectively, the “Shareholders” or “we”).  As of the date hereof, the Shareholders beneficially hold, in the aggregate, 1,156,035 shares of the Common Stock, no par value (the “Common Stock”), of DUSA Pharmaceuticals, Inc., a New Jersey corporation (the “Company”), and warrants exercisable for 333,166 additional shares of Common Stock, representing, in the aggregate, approximately 6.2% of the issued and outstanding shares of Common Stock, based upon 24,108,908 shares of Common Stock outstanding, which is the total number of shares of Common Stock outstanding as of November 5, 2009, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2009.

The Shareholders hereby notify you (this “Notice”) that they intend to nominate four (4) persons for election to the Board of Directors of the Company (the “Board”) at the 2010 Annual Meeting of shareholders of the Company, or any other meeting of shareholders held in lieu thereof, and any adjournments, postponements, reschedulings or continuations thereof (the “Annual Meeting”).

The Shareholders intend to nominate Melvin L. Keating, Michael P. Krensavage and David M. Wurzer for election to the Board at the Annual Meeting.  Furthermore, we believe that Marvin E. Lesser has been a valuable addition to the Board since his election thereto on June 9, 2009.  The Shareholders therefore intend to re-nominate Mr. Lesser for election to the Board at the Annual Meeting to ensure his re-nomination for election to the Board at the Annual Meeting.  Mr. Keating, Mr. Krensavage, Mr. Lesser and Mr. Wurzer are herein referred to individually as a “Nominee”, and collectively as the “Nominees”.

In addition, the Shareholders would be supportive of the candidacy of Alexander W. Casdin, Robert F. Doman, Jay M. Haft, and Magnus Moliteus should such directors be re-nominated at the Annual Meeting for election to the Board.

We believe that the Board would benefit from the presence of Board members with the industry, business and governance experience that Mel, Michael, Marv and David possess amongst them.  Given the Company’s history of multiple dilutive financings, costly failed acquisitions and multiple failed trials, we believe it is necessary for the Company to have a Board that can take a fresh and unbiased look at the business.  On January 3, 2005, the Common Stock traded at a price of $14.26 per share.  On February 25, 2010, the Common Stock traded as low as $1.35 per share, representing a 90% decline in value.  The magnitude of such a decline in shareholder value demonstrates the pressing need to move forward.

Without conceding that any such information is required to be disclosed to properly nominate the Nominees, we hereby set forth information regarding each Nominee, including each Nominee’s relevant professional background, in Exhibit A.  We believe that each Nominee meets the criteria the Nominating and Corporate Governance Committee uses in selecting nominees, as described in the Company’s 2009 proxy statement, including, without limitation, that each Nominee is of the highest ethical character and has the ability to exercise sound, independent business judgment.  Each Nominee has provided the Shareholders his written consent to his nomination, to be named in any proxy statement as a nominee and to serve as a director of the Company if elected.

We believe that the Board has fixed the number of directors at eight (8), all of which have a term ending at the Annual Meeting.  To the extent that the Company might purport to increase the size of the Board beyond eight (8) directors, the Shareholders reserve the right to nominate additional nominees for election to the Board at the Annual Meeting. Any additional nominations made pursuant to the preceding sentence would be without prejudice to the issue of whether such attempt by the Company to increase the size of the Board was valid under the circumstances.

Furthermore, pursuant to section 14A:5-28 of the New Jersey Business Corporation Act, the Shareholders, as holders of at least 5% of the outstanding shares of any class or series of the Company, hereby demand the right (in person or by agent or attorney), during usual business hours, to examine the following books and records of the Company and to make copies or extracts therefrom (the “Demand”):

1.
A complete record or list of the Company’s shareholders certified by its transfer agent, which record or list sets forth the name and address of each shareholder of the Company and the number of shares of Common Stock registered in the name of each shareholder of the Company as of the most recent practicable date;

2.
A complete list on magnetic computer tape, cartridge file, floppy disk, compact disc, USB flash drive, electronically transmitted file, or similar electronic medium (any such electronic storage medium, an “Electronic Medium”) of the holders of the Common Stock as of the most recent practicable date, showing the name, address and number of shares registered in the name of each such holder; such computer processing data as is necessary to make use of such list; and a hard copy printout of the full contents of such list for verification purposes;

3.
All information in, or which comes into, the Company’s or its transfer agent(s)’ or registrar(s)’ possession or control, or which can reasonably be obtained from brokers, dealers, banks, clearing agencies or voting trustees or their nominees, concerning the names, addresses and number of shares held by the participating brokers and banks named in the individual nominee names of Cede & Co. or other similar depositories or nominees, including respondent bank lists obtained pursuant to the requirements of Rule 14b-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

4.
All information in or that comes into the Company’s possession, or that can reasonably be obtained from nominees of any central certificate depository system, concerning the number and identity of the actual beneficial owners of Common Stock, including a list of all owners who hold Common Stock in the name of Cede & Co. or other similar nominees;

5.
A list or lists containing the name, address, and number of shares of Common Stock attributable to each participant in any employee stock ownership, incentive, profit sharing, savings, retirement, stock option, stock purchase, restricted stock or other comparable plan of the Company in which the voting of shares held by such plan is made, directly or indirectly, individually or collectively, by participants in such plan, including the method by which the Shareholders or their agents may communicate with each such participant, as well as the name, firm and phone number of the trustee or administrator of such plan and a detailed explanation of the treatment not only of shares for which such trustee or administrator receives instructions from participants, but also shares for which either they do not receive instructions or shares which are outstanding in the plan but are unallocated to any participant;

6.	As promptly as practicable, any and all omnibus proxies and correspondent participant listings with respect to all nominees and respondent banks which are currently in effect;

7.
All lists and other data, including data in any Electronic Medium, in or which come into the possession or control of the Company, or which can reasonably be obtained pursuant to Rules 14b-1 and 14b-2 promulgated under the Exchange Act, which set forth the name and address of, and the number of shares owned by, each beneficial owner of Common Stock who has not objected to having his or her name disclosed (the “non-objecting beneficial owners” or “NOBO” list);

8.	A “stop transfer” list or stop list relating to the shares of Common Stock;

9.	Any and all information that shareholders would be entitled to receive under Rule 12a-7 of the Exchange Act; and

10.
All additions, changes and corrections to any of the information requested pursuant to items 1 through 9 from the date hereof until the undersigned requests termination of the transmission of such materials.

The Demand is made in good faith and for the purpose of permitting the Shareholders to communicate with other shareholders of the Company on matters relating to their interests as shareholders, including, without limitation, to the composition of the Board and solicitation of proxies for the Annual Meeting.

The Shareholders agree to bear the reasonable costs incurred by the Company in connection with the production of the requested materials. The undersigned hereby designates Boies, Schiller & Flexner LLP and its partners, employees and other persons designated in writing by the Shareholders acting together, singly or in any combination, to conduct the requested examination and copying of materials.

Please advise Richard J. Birns of Boies, Schiller & Flexner LLP (Tel: 212-446-2300) as to the time and place that the requested information will be made available in accordance with this Demand. Your prompt response to the Demand is appreciated.

We trust that the Board will recognize the interests of all shareholders in the timely scheduling of the Annual Meeting and hold the Annual Meeting as promptly as possible and will not impose on the Company and its shareholders the expense and other consequences of an attempt to delay the Annual Meeting or the need for action by a court to compel an annual meeting in accordance with the laws of the State of New Jersey.

[Signature page follows.]

SRB GREENWAY OPPORTUNITY FUND, (QP), L.P.

By:	SRB Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/Steven R. Becker
Name: Steven R. Becker
Title: Co-managing Member

SRB GREENWAY OPPORTUNITY FUND, L.P.

By:	SRB Management, L.P., its general partner

	By:	BC Advisors, LLC, its general partner

		By:	/s/Steven R. Becker
Name: Steven R. Becker
Title: Co-managing Member

Exhibit A

Melvin L. Keating, 63, has served as the President and Chief Executive Officer of Alliance Semiconductor Corp., a worldwide manufacturer and seller of semiconductors, from December 2005 to September 2008, and a Special Consultant to Alliance from October 2005 to December 2005. From April 2004 to September 2005, he served as Executive Vice President, Chief Financial Officer and Treasurer of Quovadx Inc., a healthcare software company.  He was employed as a strategy consultant for Warburg Pincus Equity Partners, from 1997 to 2004, providing acquisition and investment target analysis and transactional advice while also serving on the board of directors and chairing the audit committee of Price Legacy, a public REIT principally owned by Warburg. He recently served on the board of Aspect Medical Systems, Inc., a leader in medical monitoring device technology, where he was a member of its compensation committee and special committee for acquisitions/divestitures which oversaw the successful sale of Aspect Medical Systems, Inc. to Covidien Public Limited Company.  He is currently a director of White Electronics Design Corporation, serving on its audit committee.  He previously served as a director of LCC International Inc. (audit committee, compensation committee and Chair of finance committee), Integrated Silicon Solutions Inc. (Chair of audit committee), Tower Semiconductor Ltd. (audit committee), Plymouth Rubber Company (compensation committee and Chair of audit committee), and Kitty Hawk, Inc. (Chair of audit committee).  Mr. Keating holds a Bachelor of Arts degree in History of Art from Rutgers University, and a Master of Science degree in Accounting and Master of Business Administration degree in Finance from the Wharton School at the University of Pennsylvania.

Michael P. Krensavage, 42, has served, since July 2008, as investment manager of Krensavage Partners LP, a fund specializing in pharmaceutical investments. From September, 2000, to April, 2008, he served as Senior Vice President at Raymond James & Associates, specializing in pharmaceutical investments.  From 1997 to 2000, he served as a senior pharmaceutical analyst at Brown Brothers Harriman.  He began his investment career at Oppenheimer & Co. in 1995 after working as an editor and pharmaceutical reporter at Bloomberg News. Mr. Krensavage holds a Bachelors of Arts in Journalism and a Master of Business Administration degree from the University of Georgia.

Marvin E. Lesser, 68, has served on the Board of Directors of the Company since June 2009, where he is a member of the Audit Committee and the Compensation Committee.  He has been the Managing Partner of Sigma Partners, L.P., a private investment partnership, since 1993.  Also, since 2000 he has been President of Alpina Management, L.L.C., the investment adviser to St. Moritz 2000 Fund, Ltd., a private investment fund.  He is a director of USG Corporation, where he serves on the audit committee, the compensation and organization committee, and previously on the governance committee and finance committee, Golfsmith International Holdings, Inc., where he serves as the Chair of the audit committee and St. Moritz 2000 Fund, Ltd.  He previously served as a director of Pioneer Companies, Inc., where he was Chair of the audit committee, chair of the CEO search committee, and a member of the compensation and governance committee.  Mr. Lesser holds a Bachelor of Science in Economics degree from the Wharton School at the University of Pennsylvania, a Bachelor of Laws degree from the University of Pennsylvania and Master of Laws degree from New York University.

David M. Wurzer, 51, has served since November 2009 as the Managing Director of Connecticut Innovations, a venture capital firm of the State of Connecticut.  He served from March 1998 until December 2007 as the Executive Vice President, Treasurer and Chief Financial Officer of CuraGen Corporation, a biopharmaceutical development company, and from February 1994 until September 1997 as the Senior Vice President, Treasurer and Chief Financial Officer of Value Health, Inc.  He currently serves as a director of Strategic Diagnostics, Inc., where he will join the audit committee and compensation committee later this year.  He has a Bachelor of Business Administration degree in Accounting from the University of Notre Dame.